Nama Copper/Cobalt Exploration Project, Zambia: Summary of Results of the 2011 Exploration Programme and Outline of the 2012 Exploration Programme

Toronto, Ontario – March 12, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce the results summary of the  2011 exploration programme at its Nama Copper/Cobalt Project in Zambia and outline the exploration programme for 2012.

Highlights

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The results from the 2011 drilling programme demonstrate a new and very exciting aspect to the Nama Copper/Cobalt Project

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A new mineralised copper zone has been identified

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Estimated weighted average copper grade - 0.47%

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Estimated weighted average thickness - 41 metres

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Intersected depths of between 280 and 450 metres

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A sufficiently large, near-surface resource up-dip from the existing drill holes may provide the basis for a future open-pit mining operation

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The 2012 exploration programme will now commence as soon as possible and will  include the following three phases of drilling:

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Phase 1: 2,400 metre drill programme to explore for potential shallower up-dip continuation of the new mineralised zone to surface

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Phase 2: 6,000 metre drill programme to explore for potential deeper down-dip continuation of the new mineralised zone

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Phase 3: A possible resource drilling programme to quantify the shallower up-dip resources.  This phase cannot be finalised at this stage as the scope of this programme is entirely dependent on the evaluation of the Phase 1 programme results.

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The costs of these drilling programmes will be fully funded from current cash resources.

Commenting on these exploration results, Stefan Hayden, Caledonia’s Chief Executive Officer and President said: “The 2011 drilling programme at Nama identified a new and very exciting aspect to Nama.  What we have found differs markedly in mineralisation style to other properties in the region in that the zone we have identified occurs in an atypical Copperbelt setting and occurs in rocks overlying the Ore Shale.  This zone of mineralisation occurs at relatively shallow depth relative to the depth of the Ore Shale in the area and possibly extends to surface.   A sufficiently large, near-surface resource depth may therefore provide the basis for a future open-pit mining operation.

“The 2012 exploration programme will commence as soon as the rains and ground condition allow during the second quarter. The results should allow us to confirm and further refine our model of Nama’s geology and copper resources potential.  Caledonia has sufficient cash to complete the 2012 exploration programme and intends to manage its cash resources so that it can undertake further work at Nama without raising new equity.”

Background to the Nama Project

Caledonia holds four, contiguous large scale mining licences covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the DRC border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

Prior to the 2011 programme, exploration activities had defined three main styles of mineralization in the Nama Licence area:

a)            “A-type” cobalt oxide mineralisation;

b)            “D-type’ iron oxide bodies which are mostly enriched in Cobalt; and

c)            Copper dominated ore shale hosted copper-cobalt mineralisation, commonly observed elsewhere in the Copperbelt and which is being exploited by neighbouring mines to the east and south of the Nama Licence Areas.

2011 Exploration Programme

The 2010 exploration programme identified two resource targets at Nama (being “Konkola East” and “Kafwira”) which were characterised as belonging to the ore shale-hosted copper-cobalt style of mineralisation.  The 2011 programme was focussed on Konkola East where a four-hole diamond drilling programme was carried out with the primary objective of confirming the existence of Ore Shale member of the Copperbelt stratigraphy.  The results of this programme confirmed the existence of Ore Shale in all holes.  The Ore Shale intersection in holes 1 & 2 was at depths and copper grades that do not merit further exploration at this stage. Evaluation of the drill core extracted from holes 3 and 4 identified a zone of mineralisation which occurs at considerably shallower depths than the Ore Shale and does not occupy a specific stratigraphic layer as would be expected.  Assays of the mineralised zones identified in holes 3 and 4 were sufficiently encouraging to warrant a fifth hole being drilled in late 2011 and which also intersected the newly identified mineralised zone.

Preliminary Evaluation of the Results of the 2011 Drilling Programme

The new mineralised zone identified in holes 3, 4 and 5 is considered to be a contiguous zone.  The assay results for the three intersections have a weighted average of 0.47% copper over a weighted average width of 41 metres at depths of between 280 and 450 metres.  Holes 3 and 4 are approximately 1,650 metres apart representing a minimum strike length of the mineralisation. The interpreted structure of the mineralised zone suggests that the zone may extend to surface within the Nama Licence.

Although the copper grades of the newly identified zone are lower than existing mines in the region, the zone is relatively shallow and the ore mineralogy appears particularly suited to low-cost metallurgical processing.

2012 Exploration Programme

Caledonia’s Board has reviewed the results of the 2011 exploration programme and the recommendations of management and has approved an exploration programme for Nama in 2012 which has the following objectives:

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Phase 1: drilling of additional holes comprising approximately 2,400 metres with the objective of identifying a continuation of the newly discovered mineralized zone towards surface.  This phase of the exploration programme is expected to start as soon as ground/weather conditions permit and results for this work are expected 4 to 5 months thereafter.

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Phase 2: drilling of additional holes comprising approximately 6,000 metres with the objective of identifying the nature of a deeper continuation of the above mineralised zone.  This work will take place after completion of Phase 1 and is expected to take approximately 8 to 10 months.

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Phase 3: Provided the results of the Phase 1 programme are positive, a drilling programme focussed on delineating and evaluating resources compliant with NI43-101 will be presented to the Caledonia Board for approval prior to possible commencement.  This Phase may commence during Phase 2 activities.

Substantial additional exploration work may be required in future years to arrive at a NI43-101 compliant resource statement.

Caledonia has sufficient cash resources to cover all of the exploration costs for 2012.  Caledonia intends to manage its cash resources so that it retains the financial capacity to progress this project as far as possible without requiring third party involvement or equity funding.

Dr Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa, is Caledonia’s VP Exploration and a “Qualified Person” as defined by NI43-101. Dr Pearton consents to the inclusion in the release of the matters based on his information in the form and context in which it appears.

Caution Regarding Forward Looking Statements:

Information included in this release constitutes forward-looking statements. There can be no assurance that future exploration will identify mineralisation that will prove to be economic, that anticipated metallurgical recoveries will be achieved, that future evaluation work will confirm the viability of deposits that may be identified or that required regulatory approvals will be obtained.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

                                                                                   For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior or Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com Newgate Threadneedle Laurence Read/ Beth Harris/Terry Garrett Tel: +44 207 653 9850

                                                                               Further information regarding Caledonia's exploration activities and operations along with its latest financials and Management

                                                                               Discussion and Analysis may be found at www.caledoniamining.com